SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of August, 2005


Commission File Number  001-08781


                                ---------------


                                 ELSCINT LIMITED
                 (Translation of Registrant's Name Into English)


                  13 NOAH MOZES STREET, TEL AVIV 67442, ISRAEL
                    (Address of principal executive offices)


      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
      Form 20-F  X            Form 40-F
               ----                    ----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ----

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
      Yes                     No X
         ----                   ----

      If "Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82
                                                --------.

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                                EXPLANATORY NOTE

Attached are the following exhibits:

13.1 Annual Report to Shareholders, which the Company commenced distributing to Shareholders on August 11, 2005.

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ELSCINT LIMITED
                                       ---------------
                                       (Registrant)


Date: August 15, 2005                  By: /s/ Uri Levin
                                          ---------------------------
                                       Name:  Uri Levin
                                       Title: Chief Financial Officer

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                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NO.       DESCRIPTION
-----------       -----------

13.1 Annual Report to Shareholders, which the Company commenced distributing to Shareholders on August 11, 2005.